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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ADA-ES INCORPORATED
------------------------------------------------
(Name of Issuer)

COMMON STOCK
------------------------------------------------
(Title of Class of Securities)

005208103
------------------------------------------------
(CUSIP Number)

DECEMBER 31, 2009

------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------
Cusip No. 005208103
--------------------

1. Names of Reporting Persons.

   Dynamis Advisors, LLC

   IRS Identification Nos. of above persons (entities only).

   54-1852654

2. Check the Appropriate Box if a Member of a Group
   (See Instructions).

 (a)[ ]
 (b)[X] Joint filing pursuant to Rule 13d-1(k)(1)

3. SEC Use Only.


4. Citizenship or Place of Organization.

   U.S.A. - Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting
 Person with:

5. Sole Voting Power.

   0

6. Shared Voting Power.

   18,850

7. Sole Dispositive Power.

   0

8. Shared Dispositive Power.

   18,850

9. Aggregate Amount Beneficially Owned by Each Reporting Person.

   18,850

10.Check if the Aggregate Amount in Row (9) Excludes
   Certain Shares (See Instructions).

    N/A

11. Percent of Class Represented by Amount in Row (9).

    0.3%

12. Type of Reporting Person (See Instructions).

    IA

--------------------
Cusip No. 005208103
--------------------

1. Names of Reporting Persons.

   Investment Management of Virginia, LLC

   IRS Identification Nos. of above persons
   (entities only).

   54-1994290

2. Check the Appropriate Box if a Member of a Group
   (See Instructions).

 (a)[ ]
 (b)[X] Joint filing pursuant to Rule 13d-1(k)(1)

3. SEC Use Only.


4. Citizenship or Place of Organization.

   U.S.A. - Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting
 Person with:

5. Sole Voting Power.

   0

6. Shared Voting Power.

   18,850

7. Sole Dispositive Power.

   0

8. Shared Dispositive Power.

   18,850

9. Aggregate Amount Beneficially Owned by Each Reporting Person.

   18,850

10.Check if the Aggregate Amount in Row (9) Excludes
   Certain Shares (See Instructions).

    N/A

11. Percent of Class Represented by Amount in Row (9).

    0.3%

12. Type of Reporting Person (See Instructions).

    IA

--------------------
Cusip No. 005208103
--------------------

1. Names of Reporting Persons.

   Alexander H. Bocock

   IRS Identification Nos. of above persons
  (entities only).

   N/A

2. Check the Appropriate Box if a Member of a Group
   (See Instructions).

  (a)[ ]
  (b)[X] Joint filing pursuant to Rule 13d-1(k)(1)

3. SEC Use Only.


4. Citizenship or Place of Organization.

   U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person with:

5. Sole Voting Power.

   18,850

6. Shared Voting Power.

   18,850

7. Sole Dispositive Power.

   18,850

8. Shared Dispositive Power.

   18,850

9. Aggregate Amount Beneficially Owned by Each Reporting Person.

   18,850

10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions).

    N/A

11. Percent of Class Represented by Amount in Row (9).

    0.3%

12. Type of Reporting Person (See Instructions).

    IN

--------------------
CUSIP No. 005208103
--------------------

Item 1.

  (a) Name of Issuer.

      ADA-ES Incorporated

  (b) Address of Issuer's Principal Executive Offices.

      8100 South Park Way B
      Littleton, Colorado 80120

Item 2.

  (a) Names of Persons Filing.

   (1) Dynamis Advisors, LLC
   (2) Investment Management of Virginia, LLC
   (3) Alexander H. Bocock


   Attached as Exhibit A is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

 (b) Address of Principal Business Office of each of the persons specified in 2(a) above:

     919 East Main Street, 16th Floor
     Richmond, Virginia 23219

 (c) Citizenship:

    (1) Dynamis Advisors, LLC - Delaware Limited
        Liability Company
    (2) Investment Management of Virginia, LLC -
        Delaware Limited Liability Company
    (3) Alexander H. Bocock - U.S.A.


 (d) Title of Class of Securities

     common stock

 (e) CUSIP Number

     005208103

Item 3. If this statement is filed pursuant to
        Section 240.13d-1(b) or 240.13d-2(b) or (c), check
        whether the person filing is a:

  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
  (b)  [ ] Bank as defined in section 3(a)(6) of the Act
          (15  U.S.C.78c);
  (c)  [ ] Insurance company as defined in section
           3(a)(19)of the Act (15 U.S.C. 78c);
  (d)  [ ] Investment company registered under section
           8 of the Investment Company Act of 1940
          (15 U.S.C. 80a-8);
  (e)  [X]*An investment adviser in accordance with
           Section 240.13d-1(b)(1)(ii)(E);
  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
  (g) [X]*A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
  (h)  [ ] A savings association as defined in Section
           3(b) of the Federal Deposit Insurance Act
          (12 U.S.C. 1813);
  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
           Company Act  of 1940 (15 U.S.C. 80a-3);
  (j)  [X]*Group, in accordance with
           Section 240.13d-1(b)(1)(ii)(J).

*Dynamis Advisors, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Investment Management of Virginia, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Alexander H. Bocock is a Member/General Partner and control person of Dynamis Advisors, LLC and a Director and control person of Investment Management of Virginia, LLC. Investment Management of Virginia,
LLC, and Alexander H. Bocock are joining in this filing on Schedule 13G.

Item 4. Ownership.

   Reference is made to Items 5-11 on the cover sheets of this Schedule 13G.

   Dynamis Advisors, LLC and Investment Management of
   Virginia, LLC have been granted discretionary dispositive power over their respective clients' securities and in some instances have voting power over such securities. Any and all discretionary authority which has been delegated to Dynamis
   Advisors, LLC and Investment Management of
   Virginia, LLC may be revoked in whole or in part at any time. Investment Management of Virginia, LLC and Alexander H. Bocock are joining this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Dynamis Advisors,LLC as a result of his position with Dynamis Advisors, LLC. See Item 8.

Item 5. Ownership of Five Percent or Less of a Class.

   This statement is being filed to report the fact that as of the date hereof the reporting group ceases to be the beneficial owners of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

  Dynamis Advisors, LLC and Investment Management of
  Virginia, LLC have discretionary authority over the assets of Dynamis Advisors's and Investment
  Management of Virginia's clients respectively;
  accordingly, in each instance, only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

  The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the clients for which Dynamis Advisors, LLC and Investment Management of
  Virginia, LLC serves as investment advisor.
  Any and all discretionary authority which has been delegated to Dynamis Advisors, LLC and Investment
  Management of Virginia, LLC may be revoked in whole or in part at any time.

  Not more than 5% of the class of such securities is owned by any one of such clients of Dynamis
  Advisors, LLC, Investment Management of Virginia,
  LLC, or Alexander H. Bocock.

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security
        Being Reported on By the Parent Holding
        Company or Control Person.

   N/A

Item 8. Identification and Classification of Members of the Group.

   Dynamis Advisors, LLC, a Delaware limited liability company, is an investment adviser registered under
   Section 203 of the Investment Advisers Act of 1940.
   Investment Management of Virginia, LLC, a Delaware limited liability company, is an investment adviser registered under Section 203 of the Investment
   Advisers Act of 1940. Dynamis Advisors, LLC and
   Investment Management of Virginia, LLC are under common ownership. Alexander H. Bocock is Member/General Partner of Dynamis Advisors, LLC.
   Investment Management of Virginia, LLC, and
   Alexander H. Bocock are joining in this Schedule
   13G because, as a result of their position with and ownership of securities of Dynamis Advisors, LLC could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Dynamis Advisors, LLC.
   Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by any party of his control or power to influence the control of Dynamis Advisors, LLC.

Item 9. Notice of Dissolution of Group.

   N/A

Item 10. Certification.

    By signing below each of the undersigned
   (i) certify that, to the best of their knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect and do not have any effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect; and(ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that any of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied
    (except for such shares, if any, reported herein as beneficially owned by Dynamis Advisors, LLC for its own account or by Investment Management of Virginia, LLC for its own account or by Alexander H. Bocock for his individual account and not as a result of his individual position with and ownership of securities of Dynamis Advisors, LLC.

				SIGNATURE


After reasonable inquiry and to the best of each person's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010
                        DYNAMIS ADVISORS, LLC
                        By: /s/ John H. Bocock
                        Signature


                        John H. Bocock, Member/GP/CCO
                        Name/Title

                        INVESTMENT MANAGEMENT OF
                          VIRGINIA, LLC
                        By: /s/ John H. Bocock
                        Signature


                        John H. Bocock, Director/CCO
                        Name/Title



                        INDIVIDUALS:

                        Alexander H. Bocock
                        By: /s/ Alexander H. Bocock
                        Signature


                        Alexander H. Bocock
                        Name/Title

EXHIBIT A
JOINT FILING AGREEMENT

   In accordance with Rule 13d-1(k) under the Securities
   Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13G
   (including amendments thereto) with respect to the Common Stock of ADA-ES Incorporated and that this Agreement be included as an Exhibit to such joint filing.

   This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

   IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of February, 2010.


                        DYNAMIS ADVISORS, LLC
                        By: /s/ John H. Bocock
                        Signature


                        John H. Bocock, Member/GP/CCO
                        Name/Title

                        INVESTMENT MANAGEMENT OF
                          VIRGINIA, LLC
                        By: /s/ John H. Bocock
                        Signature


                        John H. Bocock, Director/CCO
                        Name/Title


                        INDIVIDUALS:

                        Alexander H. Bocock
                        By: /s/ Alexander H. Bocock
                        Signature


                        Alexander H. Bocock
                        Name/Title